NSAR ITEM 77C

Van Kampen American Capital U.S. Government Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital U.S.
        Government Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
	R. Craig Kennedy, Jack E. Nelson, Don G. Powell, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

	            For	      107,904,158	    Against	 2,023,787

	4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.


 	           For	      109,651,335	     Against	 1,137,458